SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Pandora Media, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

698354107

(CUSIP Number)

Patrick L. Donnelly

Executive Vice President, General Counsel and

Secretary

Sirius XM Radio Inc.

1290 Avenue of the Americas

New York, New York 10104

Tel: (212) 584-5100

Richard N. Baer, Esq.

Chief Legal Officer

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

Tel: (720) 875-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2017

(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Sirius XM Radio Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,079,164
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 46,079,164
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,079,164
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.96%
14	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS Sirius XM Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,079,164
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 46,079,164
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,079,164
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.96%
14	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS Liberty Media Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,079,164
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 46,079,164
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,079,164
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.96%
14	TYPE OF REPORTING PERSON CO

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”) of Pandora Media, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 2101 Webster Street, Suite 1650, Oakland, California 94612.

Item 2.	Identity and Background

This statement is being filed by Sirius XM Radio Inc., a Delaware corporation (“Sirius XM Radio”), Sirius XM Holdings Inc., a Delaware corporation (“Sirius XM Holdings”), and Liberty Media Corporation, a Delaware corporation (“Liberty”) (each a “Reporting Person” and, collectively, the “Reporting Persons”).

The principal business address of each of Sirius XM Radio and Sirius XM Holdings is 1290 Avenue of the Americas, 11th Floor, New York, New York 10104. The principal business address of Liberty is 12300 Liberty Boulevard, Englewood, Colorado 80112.

The principal business of Sirius XM Radio is providing satellite and internet radio services. The principal business of Sirius XM Holdings is serving as a holding company for Sirius XM Radio. The principal business of Liberty is owning a broad range of media, communications and entertainment businesses and investments. Liberty currently owns approximately 68% of the outstanding common stock of Sirius XM Holdings and therefore may be deemed to be the beneficial owner of the Common Stock owned by Sirius XM Radio.

Attached as Schedule I and incorporated herein by reference is information regarding each director and executive officer of the Reporting Persons, as applicable.

During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons listed on Schedule I attached hereto, (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3. The payment of the purchase price by Sirius XM Radio was funded by cash on hand and drawings by it on its revolving credit facility.

Item 4.	Purpose of Transaction.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to review the investment on a continuing basis. The Reporting Persons may communicate with the board of directors of the Issuer (the “Board”), members of management and/or other stockholders of the Issuer from time to time with a view to enhancing stockholder value. Subject to the agreements described herein, the Reporting Persons may seek to sell or otherwise dispose of some or all of the Issuer’s securities from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions or otherwise. Subject to the agreements described herein, any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer and its business generally, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations, changes in law and government regulations, general economic conditions, and other factors deemed relevant by such Reporting Persons.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer

(a)-(b)

Calculations of the percentage of shares of Common Stock beneficially owned assumes that there are a total of 242,621,114 shares of Common Stock outstanding as of July 27, 2017, as reported in the Issuer’s Form 10-Q filed on August 1, 2017, and takes into account the number of shares of Common Stock underlying the Series A Preferred Stock (as defined below) held by the Reporting Persons.

The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons and, for each Reporting Person, the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, Sirius XM Radio directly holds 480,000 shares of Series A Preferred Stock that are convertible into 46,079,164 shares of Common Stock (taking into account accrued but unpaid dividends), or at the option of the Issuer, cash. Sirius XM Holdings is the sole stockholder of Sirius XM Radio. Liberty beneficially owns, directly and indirectly, approximately 68% of the outstanding common stock of Sirius XM Holdings.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. The filing of this Schedule 13D should not be construed to be an admission that the Reporting Persons are members of a “group” for purposes of Sections 13(d) and 13(g) of the Act.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has engaged in any transaction during the past 60 days in any shares of Common Stock. On September 22, 2017, each of Gregory B. Maffei, James E. Meyer and David J. Frear received a director grant from the Issuer of 16,007 restricted stock units, which will vest on the earlier of June 1, 2018 or the date of the Issuer’s 2018 annual stockholders meeting.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Investment Agreement

The Issuer entered into an Investment Agreement, dated as of June 9, 2017 (the “Investment Agreement”), by and between the Issuer and Sirius XM Radio relating to the issuance and sale to Sirius XM Radio of 480,000 shares of the Issuer’s Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), for an aggregate purchase price of $480 million, or $1,000 per share. In accordance with the Investment Agreement, Sirius XM Radio purchased (i) 172,500 shares of Series A Preferred Stock on June 9, 2017 for $172,500,000 (the “Initial Closing”) and (ii) the remaining 307,500 shares on September 22, 2017 for $307,500,000 (the “Additional Closing”), following the satisfaction of certain customary closing conditions, including, among others, obtaining clearance under the Hart-Scott-Rodino Antitrust Improvements Act, as amended.

Pursuant to the Investment Agreement, the Issuer agreed to elect three individuals designated by Sirius XM Radio to the Board from and after the Additional Closing. Sirius XM Radio’s right to designate directors to the Board will fall away once Sirius XM Radio and its affiliates fail to beneficially own shares of Series A Preferred Stock and/or Common Stock issued upon conversion of Series A Preferred Stock equal to (on an as-converted basis) at least 50% of the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock purchased by Sirius XM Radio under the Investment Agreement at the Initial Closing and the Additional Closing (the “Fall-Away of Sirius’ Board Rights”). Following the earlier to occur of (i) September 22, 2019, the second anniversary of the Additional Closing and (ii) the date on which Sirius XM Radio and its affiliates fail to beneficially own shares of Series A Preferred Stock and/or Common Stock that were issued upon conversion of Series A Preferred Stock equal to (on an as-converted basis) at least 75% of the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock purchased by Sirius XM Radio under the Investment Agreement at the Initial Closing and the Additional Closing, Sirius XM Radio will have the right to designate only two directors.

Until the Fall-Away of Sirius’ Board Rights, the Issuer has agreed under the Investment Agreement to include the Sirius XM Radio designees in the Issuer’s slate of director nominees at the Issuer’s annual meetings, to be elected by the holders of the Series A Preferred Stock voting as a separate class.

Immediately following the Additional Closing, the Issuer elected the following three designees by Sirius XM Radio to the Board: (i) David J. Frear and James E. Meyer were elected to serve as Class II directors until the Issuer’s 2019 annual stockholders meeting, and (ii) Gregory B. Maffei was elected as a Class III director to serve until the Issuer’s 2020 annual stockholders meeting and to serve as Chairman of the Board.

Sirius XM Radio and its affiliates are subject to certain standstill restrictions, including, among other things, that Sirius XM Radio and its affiliates will be restricted from acquiring additional securities or substantially all of the assets of the Issuer for eighteen months after the Initial Closing Date. Sirius XM Radio and its affiliates also may not make, encourage or participate in the solicitation of proxies to vote the Issuer’s securities until the later of (i) the second anniversary of the Additional Closing or (ii) the date on which all of Sirius XM Radio’s designees have resigned from and are no longer serving on the Board. Finally, Sirius XM Radio and its affiliates may not seek to control or influence management or the Board (other than though their director designees in their capacity as directors) or take certain actions with respect to any merger, consolidation, business combination or similar transactions involving the Issuer, other than confidential proposals to the Board that are not reasonably expected to require public disclosure by the Issuer, until the second anniversary of the Additional Closing.

Except as set forth in the Investment Agreement, until the earlier of (i) the date that is eighteen months after the Initial Closing and (ii) the occurrence of a Fundamental Change (as defined in the Investment Agreement), Sirius XM Radio may not transfer Series A Preferred Stock (or Common Stock issued upon conversion of the Series A Preferred Stock) other than to a permitted transferee or sell such securities short or otherwise hedge such securities, pursuant to the terms of the Investment Agreement.

Except as set forth in the Investment Agreement, until the Fall-Away of Sirius’ Board Rights, if the Issuer proposes to issue equity securities of any kind, Sirius XM Radio will have the right to participate in such transaction, pursuant to the terms of the Investment Agreement.

Certificate of Designation

On June 9, 2017, the Issuer filed with the Secretary of State of the State of Delaware a Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock (the “Certificate of Designation”). The Certificate of Designation became effective upon filing.

As described further in the Certificate of Designation, the Series A Preferred Stock ranks senior to the Common Stock with respect to dividend rights, redemption rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Issuer. The Series A Preferred Stock has a liquidation preference of $1,000 per share. Holders of Series A Preferred Stock are entitled to a cumulative dividend at the rate of 6.0% per annum, payable quarterly in arrears, if and when declared.

The Series A Preferred Stock is convertible at the option of the holders at any time into shares of Common Stock at an initial conversion price of $10.50 per share of Common Stock and an initial conversion rate of 95.2381 shares of Common Stock per share of Series A Preferred Stock, subject to certain customary anti-dilution adjustments. Any conversion of Series A Preferred Stock may be settled by the Issuer, at its option, in shares of Common Stock, cash or any combination thereof. However, unless and until the Issuer’s shareholders have approved the issuance of greater than 19.99% of the outstanding Common Stock, as required by the New York Stock Exchange’s listing requirements (“Shareholder Approval”), the Series A Preferred Stock may not be converted into more than 19.99% of the Issuer’s outstanding Common Stock as of the date of the Initial Closing.

At any time the Series A Preferred Stock would be, but for the 19.99% cap, convertible into a number of shares of Common Stock exceeding 19.99% of the Common Stock outstanding on the date of the Initial Closing, Sirius XM Radio may require the Issuer to hold a meeting of the Issuer’s shareholders for the purpose of obtaining the Shareholder Approval. The Issuer must hold the shareholder meeting within 120 days following written request and must use commercially reasonable efforts to obtain Shareholder Approval. If Shareholder Approval is not obtained at such meeting, Sirius XM Radio has the right to require the Issuer to use its commercially reasonable efforts to obtain Shareholder Approval at any subsequent annual meeting of the Issuer until Shareholder Approval is obtained.

Sirius XM Radio is entitled to vote its Series A Preferred Stock as a single class with the holders of Common Stock on an as-converted basis (up to a maximum of 19.99% of the Common Stock outstanding on the date of the Initial Closing, unless the Shareholder Approval has been received). Sirius XM Radio is entitled to a separate class vote with respect to, among other things, certain amendments to the Issuer’s organizational documents, issuances by the Issuer of securities that are senior to, or equal in priority with, the Series A Preferred Stock and the incurrence of certain indebtedness by the Issuer.

Upon certain change of control events involving the Issuer, the Issuer is required to repurchase all of the Series A Preferred Stock at a price equal to the greater of (1) an amount in cash equal to 100% of the liquidation preference thereof plus all accrued but unpaid dividends through the fifth anniversary of the Initial Closing (assuming such shares of Series A Preferred Stock remain outstanding through such date) and (2) the consideration the holders would have received if they had converted their shares of Series A Preferred Stock into Common Stock immediately prior to the change of control event (disregarding the 19.99% cap).

On any date after the fifth anniversary of the Additional Closing, Sirius XM Radio may require the Issuer to redeem all or any portion of the Series A Preferred Stock at 100% of the liquidation preference thereof plus all accrued but unpaid dividends for, at the election of the Issuer, cash, shares of Common Stock or a combination thereof, provided that prior to receipt of Shareholder Approval, the Issuer may not settle the redemption for shares of Common Stock to the extent the 19.99% cap would be exceeded.

Beginning after the third anniversary of the date of the Additional Closing, if the volume weighted average price per share of Common Stock exceeds $18.375, as may be adjusted pursuant to the Certificate of Designation, for at least 20 trading days in any period of 30 consecutive trading days, the Issuer may redeem all of the outstanding Series A Preferred Stock at 100% of the liquidation preference thereof plus all accrued but unpaid dividends for, at the election of the Issuer, cash, shares of Common Stock or a combination thereof, provided that prior to receipt of Shareholder Approval, the Issuer may not settle the redemption for shares of Common Stock to the extent the 19.99% cap would be exceeded.

Registration Rights Agreement

On June 9, 2017, the Issuer and Sirius XM Radio entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which Sirius XM Radio has certain customary registration rights with respect to the Series A Preferred Stock and any Common Stock issued upon conversion of the Series A Preferred Stock. The Registration Rights Agreement contains customary terms and conditions, including certain customary indemnification obligations.

The description of the Investment Agreement, Certificate of Designation and Registration Rights Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, each of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated October 2, 2017, by the Reporting Persons (filed herewith).

Exhibit B	Investment Agreement, dated as of June 9, 2017 (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on June 14, 2017, and incorporated herein by reference).

Exhibit C	Certificate of Designation (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on June 14, 2017, and incorporated herein by reference).

Exhibit D	Registration Rights Agreement, dated as of June 9, 2017 (filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on June 14, 2017, and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2017

Sirius XM Radio Inc.

By:	/s/ Patrick L. Donnelly
Patrick L. Donnelly
Executive Vice President, General Counsel
and Secretary

Sirius XM Holdings Inc.

By:	/s/ Patrick L. Donnelly
Patrick L. Donnelly
Executive Vice President, General Counsel
and Secretary

Liberty Media Corporation

By:	/s/ Craig Troyer
Name:	Craig Troyer
Title:	Senior Vice President

[Schedule 13D - Pandora Media, Inc.]